UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Argon ST, Inc.
(Name of Subject Company)

Vortex Merger Sub, Inc.
(Offeror)
a wholly owned subsidiary of
The Boeing Company
(Parent of Offeror)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

040149106
(CUSIP Number of Class of Securities)

Michael F. Lohr
Vice President, Corporate Secretary and Assistant General Counsel
The Boeing Company
100 N. Riverside Plaza
Chicago, IL 60606-1596
(312) 544-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

R. Scott Falk, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, IL 60654
Telephone: (312) 862-2000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$882,370,033.50	$62,912.99

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $34.50 per share by 25,575,943 shares of Argon ST, Inc. common stock, which is the sum of (a) 22,076,636 shares of common stock outstanding (including 75,321 unvested restricted shares), (b) 3,359,932 shares of common stock authorized and reserved for issuance under equity incentive plans (including options to purchase 1,635,720 shares of common stock and restricted stock units with respect to 406,233 shares of common stock) and (c) 139,375 outstanding cash-settled stock appreciation rights linked to the value of shares of common stock.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.00007130.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$62,912.99	Filing Party:	Vortex Merger Sub, Inc.
Form of Registration No.:	Schedule TO	Date Filed:	July 8, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with this Amendment No. 3, Amendment No. 2 to the Tender Offer Statement filed on July 15, 2010, Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on July 12, 2010, and any amendments and supplements thereto, collectively constitute this “Schedule TO”) filed by (i) Vortex Merger Sub, Inc., a Delaware corporation (the “Purchaser”), and a wholly owned subsidiary of The Boeing Company, a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Argon ST, Inc., a Delaware corporation (“Argon”), at a purchase price of $34.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 8, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which, together with the Offer to Purchase, constitute the “Offer”).
Except as otherwise set forth below, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.
Item 11. Additional Information.
The amendment set forth in Item 11 of Amendment No. 1 to the Tender Offer Statement filed on July 12, 2010 shall be hereby superseded and replaced in all respects.
The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by replacing the second paragraph under the heading “Antitrust Compliance” with the following paragraph:
     “Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent filed Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on July 8, 2010. On July 19, 2010, the FTC granted early termination of the waiting period under the HSR Act applicable to the Offer. The Merger will not require an additional filing under the HSR Act if the Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 20, 2010

Vortex Merger Sub, Inc.
By:	/s/ John M. Meersman
	Name:	John M. Meersman
	Title:	President

The Boeing Company
By:	/s/ Michael F. Lohr
	Name:	Michael F. Lohr
	Title:	Vice President, Corporate Secretary and Assistant General Counsel